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                                                                                               EXHIBIT 12

                PUBLIC SERVICE COMPANY OF OKLAHOMA AND SUBSIDIARY
        Computation of Consolidated Ratios of Earnings to Fixed Charges
                        (in thousands except ratio data)

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                                                             Year Ended December 31,
                                                  1998      1999      2000      2001      2002
Earnings:
  Net Income                                   $ 76,909  $ 61,508  $ 66,663  $ 57,759  $ 41,060
  Plus Federal Income Taxes                      45,584    15,693     8,571    45,484   (43,956)
  Plus State Income Taxes                         6,910     2,869     1,721     8,928    (7,529)
  Plus Provision for Deferred Income Taxes       (1,651)   14,521    25,453   (17,751)   75,659
  Plus Deferred Investment Tax Credits           (1,795)   (1,791)   (1,791)   (1,791)   (1,791)
  Plus Fixed Charges (as below)                  39,243    39,586    44,465    46,155    42,377
     Total Earnings                            $165,200  $132,386  $145,082  $138,784  $105,820

Fixed Charges:
  Interest on Long-term Debt                   $ 29,136  $ 26,528  $ 26,473  $ 29,305  $ 28,401*
  Interest on Short-term Debt                     4,107     7,058    10,902     9,513     6,508*
  Distributions on Trust Preferred Securities     6,000     6,000     6,000     6,000     6,000
  Estimated Interest Element in Lease Rentals      -         -        1,090     1,337     1,468
     Total Fixed Charges                       $ 39,243  $ 39,586  $ 44,465  $ 46,155  $ 42,377

Ratio of Earnings to Fixed Charges                 4.20      3.34      3.26      3.00      2.49

* Certain  amounts have been  reclassified  between  interest on short-term  and
long-term   debt   compared   to  periods   prior  to  January  1,  2002.   This
reclassification had no affect on the ratio.
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